Exhibit 24

CONFIRMING STATEMENT

This Statement confirms that the undersigned, Margaret Deverell, has authorized and designated each of Robert Lande and David S. Sassoon to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 (including any amendments thereto) that Ms. Deverell may be required to file with the U.S. Securities and Exchange Commission as a result of Ms. Deverell’s ownership of or transactions in securities of FXCM Inc. The authority of Robert Lande and David S. Sassoon under this Statement shall continue until Ms. Deverell is no longer required to file Forms 3, 4, and 5 with regard to Ms. Deverell’s ownership of or transactions in securities of FXCM Inc., unless earlier revoked in writing. The undersigned acknowledges that Robert Lande and David S. Sassoon are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

By: /s/ Margaret Deverell. Name: Margaret Deverell Date: September 23, 2015